02020020

EXECUTION COPY

P.E. 3/1/02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Commission File Number: 333-8960

MILLAR WESTERN FOREST PRODUCTS LTD.

(Name of registrant)

16640 - 111 Avenue
Edmonton, Alberta
Canada T5M 2S5

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___   No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX ON SEQUENTIALLY
NUMBERED PAGES: 3

TRDOCS01/58526.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLAR WESTERN FOREST PRODUCTS LTD.

Date: March 4, 2002

By: ______________________

Name: Carol Cotton
Title: Senior Vice-President and Chief Financial Officer

TRDOCS01/58526

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	2001 4th Quarter Results	4
2	Financial Statements for the year ended December 31, 2001	8

EXHIBIT 1



Quarterly Reports

2001 4th Quarter Results

	Three months ended December 31		Twelve months ended December 31	
	2001	2000	2001	2000
EARNINGS (millions of CDN dollars)				
Net sales revenue	47.8	67.3	210.9	297.6
Cost of sales	39.6	50.9	161.9	189.4
General & administration	4.1	4.2	13.7	12.2
Depreciation and amortization	4.1	4.2	16.2	15.8
Employees' profit sharing	-	0.1	-	4.4
Operating earnings	0.1	7.9	19.1	65.8
Financing expense	7.4	7.1	29.0	26.6
Other	-	-	(0.6)	2.7
Income taxes (recovery)	(2.0)	0.8	(2.5)	14.3
Net earnings (loss)	(5.3)	-	(6.8)	22.2
CASH FLOWS				
Operating Activities:				
Net earnings (loss)	(5.3)	-	(6.8)	22.2
Items not affecting cash:				
Depreciation and amortization	4.1	4.2	16.2	15.8
Income taxes and other	4.7	2.3	5.4	20.4
Change in non-cash working capital	(2.6)	(8.9)	5.8	(7.6)
Total operating activities	0.9	(2.4)	20.6	50.8
Investing Activities:				
Additions to capital assets	(1.8)	(10.8)	(22.6)	(31.3)
Additions to other assets	-	-	-	(20.4)
Total investing activities	(1.8)	(10.8)	(22.6)	(51.7)
Increase (decrease) in cash	(0.9)	(13.2)	(2.0)	(0.9)
Cash - beginning of period	16.8	31.1	17.9	18.8
Cash - end of period	15.9	17.9	15.9	17.9

	As at December 31	
BALANCE SHEET (millions of Canadian dollars)	2001	2000
Assets		
Current assets	114.6	134.5
Capital assets	171.8	166.1
Other assets	28.5	30.6
Total Assets	314.9	331.2
Liabilities		
Current liabilities	35.9	47.5
Long term debt	234.4	232.4
Other obligations	10.6	5.9
Future income taxes	8.9	13.5
Total Liabilities	289.8	299.3
Shareholder's Equity	25.1	31.9
Total Liabilities and Shareholder's Equity	314.9	331.2

	Three months ended December 31		Twelve months ended December 31	
PRODUCT SHIPMENTS	2001	2000	2001	2000

Lumber	millions of feet	58.9	65.3	250.4	287.5
Pulp (BCTMP)	thousands of tonnes	68.4	63.4	236.2	278.7

Management Comments:
Quarter and year ending December 31, 2001

The operating results for the fourth quarter were negatively impacted by significantly lower lumber prices and continued weakness in pulp prices. Lumber prices were 22% lower in the fourth quarter than in the third quarter, though lumber shipments were up slightly. Lumber revenues for the quarter were further affected by a $1.8 million provision for the potential liability relating to the countervailing duty and anti-dumping charges on softwood lumber shipped to the United States. Pulp prices also slipped in the fourth quarter, down 5% from the third quarter. Pulp shipments, however, rose by 6.8 thousand tonnes, or 11% from the previous quarter.

Cost of sales for the quarter includes a $4.2 million provision for a retroactive increase in electricity rates, which may be applied to the company based on power consumed in the year 2000. This rate Increase is being disputed by the company but if approved by the Alberta Energy and Utilities Board, will be payable in equal amounts over the next 24 months.

Since it began operation in June 2001, the new Whitecourt sawmill has been steadily increasing production and, in the fourth quarter, achieved 80% of its design capacity of 190 mmfbm per year. The new facility, featuring the latest in sawmilling technology, will be among the most cost-effective lumber producers in North America.

Due to an expectation that commodity prices will remain weak in the first half of 2002, the company will continue to focus on cost reduction and production optimization as a hedge against unfavourable market conditions. As a part of this strategy, the company recently undertook a corporate-wide review of operating requirements and staffing levels and implemented a workforce reduction program in mid January. The majority of position reductions were achieved voluntarily. The estimated severance costs of $2.3 million will be recorded in the first quarter of 2002.

The company is hopeful that a conclusion to the softwood lumber dispute with the United States Is imminent and that a settlement satisfactory to both parties can be implemented shortly, to the benefit of the company, industry and consumers.

Millar Western is a diversified forest products company with operations in Alberta and Saskatchewan. The company's main product lines are hardwood and softwood bleached chemi-thermo-mechanical pulp and softwood lumber.

For more information, contact:

Carol Cotton
Senior Vice President and CFO
780-486-8207

Joe Concini
Vice President, Finance
780-486-8265

Top of page

EXHIBIT 2

MILLAR WESTERN FOREST PRODUCTS LTD.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

(unaudited)

MILLAR WESTERN FOREST PRODUCTS LTD.

BALANCE SHEET

AS AT DECEMBER 31

(unaudited)

		2001		2000
		(In thousands of Canadian dollars)		
ASSETS				
Current assets				
Cash	$	15,872	$	17,922
Accounts receivable		33,443		42,718
Inventories (note 2)		61,092		67,813
Prepaid expenses		2,427		2,793
Future income taxes		1,780		3,226
		114,614		134,472
Capital assets		171,745		166,121
Other assets		28,544		30,572
	$	314,903	$	331,165
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	35,900	$	47,476
Long-term debt		234,418		232,394
Other obligations		10,582		5,931
Future income taxes		8,916		13,512
		289,816		299,313
Shareholder's equity				
Share capital		-		-
Retained earnings		25,087		31,852
	$	314,903	$	331,165

Contingent liability (note 5)

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENT OF EARNINGS AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31

(unaudited)

	Three Months Ended		Year Ended	
	2001	2000	2001	2000
	(in thousands of Canadian dollars)			
Gross revenue	$ 59,334	$ 78,446	$ 248,825	$ 344,881
Selling expenses	11,432	11,156	37,947	47,310
Net revenue	47,902	67,290	210,878	297,571
Cost of sales (note 3)	39,555	50,927	161,863	199,410
Depreciation and amortization	4,148	4,179	16,184	15,807
General and administration	4,136	4,202	13,745	12,156
Employees' profit sharing	-	88	-	4,358
Operating earnings	63	7,894	19,086	65,840
Financing expenses	7,443	7,099	28,970	26,650
Other expense (income) (note 4)	(60)	(4)	(569)	2,664
Earnings (loss) before income taxes	(7,320)	799	(9,315)	36,526
Income taxes (recovery)	(1,980)	820	(2,550)	14,279
Net earnings (loss)	$ (5,340)	$ (21)	$ (6,765)	$ 22,247

STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31

	2001	2000
	(In thousands of Canadian dollars)	
Retained earnings – beginning of period	$ 31,852	$ 9,605
Net earnings (loss)	(6,765)	22,247
Retained earnings - end of period	$ 25,087	$ 31,852

MILLAR WESTERN FOREST PRODUCTS LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31

(unaudited)

	Three Months Ended		Year Ended	
	2001	2000	2001	2000
	(in thousands of Canadian dollars)			
Cash provided from (used in)				
Operating activities				
Net earnings (loss)	$ (5,340)	$ (21)	$ (6,765)	$ 22,247
Items not affecting cash:				
Future income taxes (recovery)	(2,130)	595	(3,150)	13,679
Depreciation and amortization	4,148	4,179	16,184	15,807
Amortization of deferred financing charges	230	314	1,058	1,253
Amortization of foreign exchange loss	721	397	2,024	712
Other	5,847	1,033	5,447	4,671
	3,476	6,497	14,798	58,369
Changes in non-cash components of working capital				
Accounts receivable	4,408	(3,930)	9,275	(7,053)
Inventories	(2,680)	(6,210)	7,456	(7,130)
Prepaid expenses	(465)	(471)	366	(1,714)
Accounts payable and accrued liabilities	(3,860)	1,737	(11,246)	8,322
	(2,597)	(8,874)	5,851	(7,575)
	879	(2,377)	20,649	50,794
Investing activities				
Additions to capital assets	(2,763)	(10,889)	(24,208)	(31,540)
Proceeds on disposal of capital assets	890	125	1,581	242
Decrease (increase) in other assets	79	(21)	(72)	(20,443)
	(1,794)	(10,785)	(22,699)	(51,741)
Increase (decrease) in cash	(915)	(13,162)	(2,050)	(947)
Cash – beginning of period	16,787	31,084	17,922	18,869
Cash - end of period	$ 15,872	$ 17,922	$ 15,872	$ 17,922

MILLAR WESTERN FOREST PRODUCTS LTD.

SEGMENTED INFORMATION

FOR THE YEAR ENDED DECEMBER 31

(unaudited)

	Three Months Ended		Year Ended	
	2001	2000	2001	2000
	(in thousands of Canadian dollars)			
Product segment				
Lumber				
Net revenue	$ 16,691	$ 18,142	$ 82,562	$ 96,262
Cost of sales and administration	18,759	23,258	84,318	97,100
Depreciation and amortization	1,377	1,538	5,298	5,697
Operating loss	$ (3,445)	$ (6,654)	$ (7,054)	$ (6,535)
Pulp				
Net revenue	$ 29,214	$ 46,356	$ 118,993	$ 187,475
Cost of sales and administration	20,796	27,763	77,539	101,716
Depreciation and amortization	2,720	2,384	10,580	9,473
Operating earnings	$ 5,698	$ 16,209	$ 30,874	$ 76,286
Corporate and other				
Net revenue	$ 1,997	$ 2,792	$ 9,323	$ 13,834
Cost of sales and administration	4,136	4,108	13,751	12,750
Depreciation and amortization	51	257	306	637
Employees' profit sharing	-	88	-	4,358
Operating loss	$ (2,190)	$ (1,661)	$ (4,734)	$ (3,911)
Total				
Net revenue	$ 47,902	$ 67,290	$ 210,878	$ 297,571
Cost of sales and administration	43,691	55,129	175,608	211,566
Depreciation and amortization	4,148	4,179	16,184	15,807
Employees' profit sharing	-	88	-	4,358
Operating earnings	$ 63	$ 7,894	$ 19,086	$ 65,840
Shipments by business segment				
Lumber (millions of board feet)	58.9	65.3	250.4	287.5
Pulp (thousands of tonnes)	68.4	63.4	236.2	278.7

	2001	2000
Identifiable asset		
Lumber	124,305	114,282
Pulp	152,115	177,773
Other	38,483	39,110
	$ 314,903	$ 331,165

MILLAR WESTERN FOREST PRODUCTS LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

(unaudited)

1. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared by the Company, following the same accounting policies and methods as those disclosed in the audited financial statements for the year ended December 31, 2001. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in Canada have been omitted. These financial statements should be read in conjunction with the December 31, 2001 audited financial statements and the notes thereto. In the opinion of management, all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the balance sheet, results of operations, and cash flows have been included.

2. INVENTORIES

	2001	2000
Logs	$ 30,701	$ 36,857
Pulp	13,675	16,182
Lumber	8,609	7,344
Operating and maintenance supplies	8,107	7,430
	$ 61,092	$ 67,813

3. COST OF SALES

Included in cost of sales are two items of a significant and non-recurring nature. The Company received electricity rebates of $19.6 million in 2001 based upon its 2001 electricity consumption. These rebates are not expected to continue in the future. At December 31, 2001 the Company accrued an expense of $4.2 million related to estimated rate adjustments applied to its year 2000 electricity consumption. The estimated rate adjustment is subject to final regulatory approval and the amount, plus interest is repayable in monthly installments over the next two years. ($2.1 million of this amount is recorded in accounts payable).

4. OTHER EXPENSES (INCOME)

Other expense in the comparative period includes the Company's costs of $2.7 million for the reduction of its workforce as a result of a capital project to modernize one of the Company sawmills.

5. CONTINGENT LIABILITY

On April 2, 2001 petitions for the imposition of antidumping and countervailing duties on softwood lumber from Canada were filed with the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC"), by certain U.S. industry and trade groups (the "Petitioners").

In response to the petitions, the USITC conducted a preliminary injury investigation and on May 16, 2001, they determined that there was a reasonable indication that the lumber industry in the United States was threatened with material injury by reason of softwood lumber imports from Canada.

5. CONTINGENT LIABILITY (continued)

On August 9, 2001, the USDOC issued its preliminary determination on the countervailing duty and imposed a preliminary duty rate of 19.31% to be posted by cash deposits or bonds on the sales of softwood lumber to the U.S. after August 16, 2001. The USDOC also made a preliminary determination that certain circumstances exist which may result in duties on sales of softwood lumber applying retroactively to May 19, 2001 ("Critical Circumstances").

On October 31, 2001 the USDOC issued its preliminary determination on the antidumping case and imposed a preliminary rate of 12.6% to be posted by cash deposits or bonds on the sales of softwood lumber to the U.S. from November 6, 2001. The USDOC also made a preliminary determination that there were no critical circumstances and that, consequently, there would be no retroactive antidumping duties.

The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the preliminary countervailing determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Depending on the outcome of the final phase of the investigation, Canadian Interests may appeal the decision of these administrative agencies to the appropriate courts, North American Free Trade Association ("NAFTA") panels and the World Trade Organization ("WTO"). Notwithstanding the preliminary rate established in the investigations, the final liability for the assessment of countervailing duties will not be determined until the administrative review process is complete.

The final amount and effective date of countervailing duties that may be assessed on Canadian softwood lumber exports to the U.S., (which could be retroactive to May 19, 2001), cannot be determined at this time and will depend on determinations yet to be made by the USDOC and USITC and any reviewing courts, NAFTA or WTO panels to which those determinations may be appealed.

For accounting purposes, the Company has accrued $2.3 million in its financial statements for the period from August 17, 2001 to December 31, 2001 representing the preliminary countervailing and antidumping duty rates determined by the USDOC of 19.31% and 12.6%, respectively. The Company has not accrued any duty for the period from May 19, 2001 to August 16, 2001 (estimated to be $1.4 million), as management believes that the likelihood of Critical Circumstances is not determinable at this time. Any adjustments to the financial statements resulting from a change in the final countervailing and antidumping duties or Critical Circumstances will be made prospectively.

6. SUBSEQUENT EVENT

As a result of a corporate-wide review of operating requirements and staffing levels, the Company implemented a workforce reduction program in mid January, 2002. The majority of the position reductions were achieved voluntarily and the estimated severance costs of $2.3 million will be recorded in the first quarter of 2002.

Rider 1: Legends for front cover

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED BY PETROFUND PURSUANT TO THE TRANSACTION, OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted to prepare this Joint Information Circular in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owing the Petrofund Units or Energy Trust Units may subject you to tax consequences in both the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United states are not described fully herein.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because each of Petrofund and Energy Trust was created under the laws of the Province of Ontario, Canada, some or all of the officers and directors of Petrofund, Energy Trust and their respective operating and management companies may be residents of Canada and all or a substantial portion of the assets of Petrofund and Energy Trust and of such persons may be located outside the United States. [include reference to experts if any will be mentioned in document]

Rider 2: Availability of Disclosure Documents (p. 71)

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, 450 Fifth Street, N.W. Washington, D.C. 20549, a registration statement on Form F-8 under the 1933 Act for the securities offered by the Transaction. This Joint Information Circular, which forms part of the registration statement, does not contain all the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

Any statement in this Joint Information Circular about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document modifies the description contained in this Joint Information Circular. You must review the exhibits themselves for a complete description of the contract or document.

You may review a copy of the registration statement, including exhibits and documents filed with it, as well as any reports, statements or other information we file in the future with the SEC at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these materials from the Public Reference Section of the SEC at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These filings are also available to the public from commercial document retrieval services.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition we are subject to the filing requirements prescribed by the securities legislation of the Provinces of Ontario and Alberta. You are invited to read and copy any reports, statements or other information that we file with the Canadian Commissions at their respective public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (http://www.sedar.com), which is commonly known by the acronym "SEDAR". The Canadian System for Electronic Document Analysis and Retrieval is the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval system, which is commonly known by the acronym, "EDGAR". Reports and other information about us should also be available for inspection at the offices of The Toronto Stock Exchange.

As a "foreign private issuer" under the Securities Exchange Act, we intend to provide to our unit holders proxy statements and annual reports prepared in accordance with applicable Canadian law. Our annual reports will be available within 140 days of the end of each fiscal year and will contain our audited consolidated financial statements. We will also make available quarterly reports containing unaudited summary consolidated financial information for each of the first three fiscal quarters. We intend to prepare these financial statements in accordance with Canadian GAAP and to include a reconciliation to U.S. GAAP in the notes to the annual consolidated financial statements. We will be exempt from provisions of the Exchange Act which require us to provide proxy statements in prescribed form to unit holders and which relate to short swing profit reporting and liability.

****

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information may be inspected without charge, and copied upon payment of proscribed fees, at the Public Reference Section of the Sec at 450 Fifth Street, N.W., Washington, D.C. 20549.